January 26, 2016

Kim Browning Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Variable Trust – File Nos. 333-131820 and 811-21853

Dear Ms. Browning:

On November 20, 2015, Northern Lights Variable Trust (the "Registrant" or the “Trust”), on behalf of JNF/Exceed Structured Note Index Strategy Portfolio (the "Portfolio"), a series of the Registrant, filed Post-Effective Amendment Number 153 (the “Amendment”) to the Registrant’s Registration Statement. On December 22, 2015, you provided oral comments on the Amendment to John Domaschko. Please find below responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Redlined versions of the Prospectus and Statement of Additional Information incorporating revisions discussed in this letter have been provided to aid in your review. Further, all changes related to the Registrant’s responses to your comments and refining edits will be filed in Post-Effective Amendment Number 155 filed pursuant to Rule 485(b).

General

Comment 1. Please confirm that any blanks or incomplete data in the Amendment will be completed in the Portfolio's next Post-Effective Amendment.

Response. The Registrant confirms that any blanks or incomplete data in the Amendment will be completed in the Portfolio's next Post-Effective Amendment.

Comment 2. Please confirm that the registration statement will include edits that are responsive to comments given by the SEC staff with respect to the Portfolio.

Response. The Registrant confirms that the registration statement will include edits that are responsive to comments given by the SEC staff unless otherwise noted herein.

Comment 3. Please include the Tandy representations and assure that a response letter is submitted as correspondence prior to the effective date of the Portfolio.

Response. The Registrant has provided Tandy representations below and notes this response is submitted prior to the effective date of the Portfolio.

Comment 4. Please revise the Amendment to include page numbers.

Response. The requested change has been made.

Comment 5. Please acknowledge your awareness of Rule 409 under the 1933 Act.

Response. The Registrant acknowledges awareness of Rule 409 under the 1933 Act.

Comment 6. Please confirm that sub-advisory agreements with Exceed Advisory LLC (“Exceed”) and First Principles Capital Management, LLC (“FPCM”) will be filed with the SEC in advance of or concurrent with the 485B filing.

Response. The Registrant confirms that sub-advisory agreements with Exceed and FPCM will be filed with the SEC in advance of or concurrent with the 485B filing.

Fund Summary – Fee Table

Comment 7. Please confirm that the 485BPOS filing will include a complete fee table.

Response. The Registrant confirms that the 485BPOS filing will include a complete fee table.

Comment 8. Footnote 2 to the Fee Table references an Expense Limitation Agreement. Please ensure that the Expense Limitation Agreement will expire no less than one year from the effective date of the Prospectus. Please also ensure that the Expense Limitation Agreement expiration date listed in Footnote 2 matches the expiration date listed elsewhere in the Prospectus.

Response. The Registrant confirms that the Expense Limitation Agreement will expire on February 28, 2017, which is greater than one year from the date of the Prospectus. References to such expiration date have been updated.

Comment 9. Footnote 2 to the Fee Table indicates that “fee waivers and expense reimbursements by the adviser are subject to possible recoupment from the Portfolio in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits.” Please delete “in future years on a rolling three year basis” as it is confusing and unclear what is meant by the reference, and please clarify the remainder of the statement to indicate that the Adviser’s ability to recover previously waived fees and expenses is subject to the limitation at the time of the waiver and at the time of the repayment.

Response. The requested changes have been made to Footnote 2 to the Fee Table.

Comment 10. Footnote 2 to the Fee Table indicates that borrowing costs, such as dividend expenses on securities sold short, are excluded from the expense cap under the Expense Limitation Agreement. If short sales are a part of the Portfolio’s principal investment strategy, please disclose the maximum extent to which the Portfolio’s assets will be invested, and confirm that associated costs are reflected in the Fee Table.

Response. Footnote 2 includes a list of standard exclusions from the expense cap and tracks the language of the Expense Limitation Agreement. The Registrant does not presently intend for the Portfolio to engage in short sales, so no additional disclosure has been provided in the strategy section and no associated costs are included in the Fee Table. However, if the Portfolio’s approach is modified in the future to allow for significant engagement in short sales, Footnote 2 can remain unaltered after the strategy section and fee table are updated.

Comment 11. Footnote 2 to the Fee Table indicates that “fees and expenses associated with investments in other collective investment vehicles” are excluded from the expense cap under the Expense Limitation Agreement. Please provide a definition of “Other Collective Investment Vehicles,” as this term is open-ended otherwise.

Response. Footnote 2 includes a list of standard exclusions from the expense cap and tracks the language of the Expense Limitation Agreement. The term as used in Footnote 2 is intended to be broad enough to encompass any private funds in which the Portfolio may invest that allow investors to pool money and invest the pooled funds. The Registrant does not presently intend for the Portfolio to invest in private funds, so no additional disclosure has been provided in the strategy section. However, if the Portfolio’s approach is modified in the future to allow for significant investment in private funds, Footnote 2 can remain unaltered after the strategy section is updated.

Comment 12. Footnote 2 to the Fee Table indicates that “fees and expenses associated with investments in…derivative instruments (including for example option and swap fees and expenses)” are excluded from the expense cap under the Expense Limitation Agreement. If the Portfolio’s intended investment in derivatives and swaps rises to the level of a principal strategy, please discuss the Portfolio’s investment in derivatives and swaps in the Principal Investment Strategies section of the Prospectus.

Response. Footnote 2 includes a list of standard exclusions from the expense cap and tracks the language of the Expense Limitation Agreement. The Portfolio will incur option fees in connection with its investment in options, as described in the principal investment strategy section. The Registrant does not presently intend for the Portfolio to invest in other derivatives or swaps, so no additional disclosure has been provided in the strategy section. However, if the Portfolio’s approach is modified in the future to allow for significant investment in additional derivatives or swaps, Footnote 2 can remain unaltered after the strategy section is updated.

Comment 13. Please confirm that the Total Expense Ratio in the Fee Table includes a good faith estimate of all costs, including borrowing costs, in pursuing the Portfolio’s stated investment objective and strategy.

Response. The Registrant so confirms. As discussed in response to Comment 10, the Portfolio does not presently intend to engage in borrowing, including engaging in short sales.

Fund Summary - Principal Investment Strategies and Principal Investment Risks

Comment 14. The name of the Portfolio proposed in the 485A filing was “JNF/Exceed Structured Note Index Strategy Portfolio.” The Registrant subsequently proposed using the name “JNF Exceed Defined Shield Index Portfolio” instead. Neither Portfolio name incorporates the full formal name of the index that the Portfolio is intended to track (NASDAQ Exceed Structured Protection Index.) You indicated that the use of the term “Index” could be considered misleading if the Portfolio’s name does not also incorporate the full name of the NASDAQ Exceed Structured Protection Index. Please explain how the Portfolio’s name is not misleading.

Response. JNF will serve as the adviser to the Portfolio, and Exceed will serve as the primary sub-adviser to the Portfolio. The Registrant prefers to use the name “JNF Exceed Defined Shield Index Portfolio,” and believes the name is not misleading as it does not create the impression that the Portfolio attempts to track an existing index other than the NASDAQ Exceed Structured Protection Index. The Registrant notes that the use of the term “Index” in the Portfolio name is vital, as it informs investors that the Portfolio will attempt to track an Index. The Registrant also notes that several existing funds use the term “Index” in the fund name, despite the fact that the fund name does not also include the exact name of the index tracked by the fund. For example, the Market Vectors-Intermediate Municipal Index ETF tracks the Barclays Capital AMT-Free Intermediate Continuous Municipal Index, the Market Vectors Pre-Refunded Municipal Index ETF tracks the Barclays Capital Municipal Pre-Refunded-Treasury-Escrowed Index, the Market Vectors-Africa Index ETF tracks the Market Vectors GDP Africa Index, and Schwab Fundamental International Large Company Index ETF tracks the Russell Developed ex-U.S. Large Company Index.

Comment 15. The name of the Portfolio proposed in the 485A filing made reference to “Structured Notes,” yet the Principal Investment Strategies section of the Prospectus indicates that the “Portfolio does not invest in structured notes, but its investment objective is similar to strategies employing structured notes.” Please explain how the use of the term “Structured Notes” in the Portfolio’s name is not misleading.

Response. The Registrant notes that the new proposed name for the Portfolio no longer includes the term “Structured Notes.” All references to structured notes have been removed from the Prospectus, as noted in response to Comment 36 below.

Comment 16. The Principal Investment Strategies section of the Prospectus indicates that, under normal circumstances, the Portfolio will invest at least 80% of its net assets (plus borrowings for investment purposes) in the components of the NASDAQ Exceed Structured Protection Index (the “EXPROT Index”). Please describe in the Prospectus the role that Exceed plays in developing this index, the payment of any licensing fees to Exceed, and disclose any related conflicts of interest.

Response. The Item 9 Principal Investment Strategies disclosure has been revised to indicate that “Exceed initially developed the EXPROT Index, continues to maintain it, and retains the ability to modify it. In the event that Exceed modifies the EXPROT Index, the Portfolio will continue to seek to track the Index. No licensing fees are paid to Exceed for the Portfolio’s use of the EXPROT Index, and the Registrant believes that Exceed’s involvement with the EXPROT Index does not create any conflicts of interest.”

Comment 17. In the Principal Investment Strategies section of the Prospectus, the following disclosure appears: “In seeking to track the EXPROT Index, the Portfolio seeks to provide an investment vehicle with reduced volatility relative to the S&P 500.” Please revise the disclosure to explain what is meant by “reduced volatility.”

Response. The disclosure in the Principal Investment Strategies section has been revised to explain that “the EXPROT Index seeks to track the S&P 500 Index (“S&P 500”) while reducing volatility relative to the S&P 500 by mitigating losses when the S&P 500 declines by more than 12.5% while limiting gains when the S&P 500 increases by more than 15%.”

Comment 18. In the Principal Investment Strategies section of the Prospectus, the following disclosure appears: “The Portfolio uses a representative sampling strategy to select investments in the fixed-income securities of the EXPROT Index, which together exhibit the same yield, duration, and other characteristics of the fixed-income securities in the EXPROT Index.” Please revise the disclosure to explain what is meant by “other characteristics.”

Response. The Registrant has revised the disclosure to indicate that “The Portfolio uses a representative sampling strategy to select investments in the fixed-income securities of the EXPROT Index, which in the aggregate exhibit similar yield, duration, credit quality, and maturity characteristics as the fixed-income securities in the EXPROT Index.”

Comment 19. In an appropriate location in the Prospectus, please define “Call Options” and “Put Options.”

Response. Additional disclosure describing call options and put options has been added to the Item 9 Principal Investment Strategies section.

Comment 20. In the Principal Investment Strategies section of the Prospectus, reference is made to the Portfolio’s use of put options in order to permit the Portfolio to participate in losses of up to approximately 12.5% during the terms of the put spreads, while mitigating losses when the S&P 500 declines by more than 12.5% during the terms of the put spreads. Please revise the disclosure to clarify in plain English what will occur if the S&P 500 deviates beyond the 12.5% threshold, state that the Portfolio’s losses will not necessarily be limited at the 12.5% threshold, and capitalize and bold important language as necessary.

Response. The disclosure in the Principal Investment Strategies section has been revised to note that the Portfolio will buy and sell options on SPDRs that collectively are intended to prevent the Portfolio from participating in increases in the S&P 500 above approximately 15% and decreases in the S&P 500 below approximately 12.5%. The disclosure has been revised to state that the Portfolio’s losses are not certain to be limited at the 12.5% threshold. The Registrant believes that no part of the revised disclosure is required to be capitalized or bolded.

Comment 21. In the Principal Investment Strategies section of the Prospectus, reference is made to the Portfolio’s use of call options in order to permit the Portfolio to participate in increases in the S&P 500 up to approximately 15% during the terms of the call spreads. Please revise the disclosure to clarify in plain English what will occur if the S&P 500 deviates beyond the 15% threshold, and capitalize and bold important language as necessary.

Response. The disclosure in the Principal Investment Strategies section has been revised to note that the Portfolio will buy and sell options on SPDRs that collectively are intended to prevent the Portfolio from participating in increases in the S&P 500 above approximately 15% and decreases in the S&P 500 below approximately 12.5%. As a result, the Portfolio is not expected to participate in gains in excess of 15% when the S&P 500 deviates beyond the 15% threshold. The Registrant believes that the existing disclosure provides this information, and that no part of the disclosure is required to be capitalized or bolded.

Comment 22. The Principal Investment Strategies section of the Prospectus indicates that, under normal circumstances, the Portfolio will invest in the components of the EXPROT Index, which is composed of short-term investment grade fixed-income securities and exchange-traded put and call options on exchange-traded funds that track the S&P 500. Please describe how the Portfolio will track the portion of the EXPROT Index composed of options.

Response. The Item 9 Principal Investment Strategies disclosure has been revised to note that Exceed has access to all information related to the EXPROT Index, including the constituent portions of the index, by virtue of the fact that Exceed maintains the Index. This information allows Exceed to identify and track the portion of the EXPROT Index composed of options.

Comment 23. Under the Credit Risk heading in the Principal Investment Risks section, reference is made to the Portfolio’s potential investment in junk bonds, but no mention is made of junk bonds in the Principal Investment Strategies section. Please reconcile this discrepancy.

Response. The Credit Risk disclosure in the Principal Investment Risks section has been revised to remove references to junk bonds.

Comment 24. Under the Credit Risk heading in the Principal Investment Risks section, please revise the disclosure to describe the varieties and associated risks of fixed income securities in which the Portfolio may invest, including reference to differences in duration and types of issuers.

Response. The Credit Risk disclosure has been revised to state that the Portfolio may invest without restriction to issuer, maturity, or duration of individual securities.

Comment 25. Under the Credit Risk heading in the Principal Investment Risks section, please revise the disclosure to indicate the lowest applicable credit quality rating in which the Portfolio may invest. If the Portfolio may invest in junk bonds, please use the phrase “junk bonds” in the revised disclosure.

Response. The Credit Risk disclosure has been revised to indicate that the Portfolio will only invest in investment grade securities as a principal investment strategy, and investment grade securities are defined in the updated disclosure as those that are rated BBB- or higher by Standard and Poor's Rating Group or a similar rating agency. The Item 9 Credit Risk disclosure has been revised to indicate that Standard and Poor’s Rating Group describes obligations rated “BBB” as “having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.” Disclosures related to junk bonds have been removed from the Prospectus.

Comment 26. Please move all disclosures discussing risks of investing in junk bonds from under the Credit Risk heading in the Principal Investment Risks section to under the Fixed Income and Interest Rate Risk heading in the Principal Investment Risks section.

Response. Disclosures related to junk bonds have been removed from the Prospectus entirely.

Comment 27. With respect to derivative instruments, please revise disclosures, as may be needed, to assure consistency with (i) the principles outlined in a Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter"), (ii) interpretations of the SEC or its staff in reference to Investment Company Release No. IC-10666, and (iii) evolving principles invoked in "Use of Derivatives by Investment Companies under the Investment Company Act of 1940," Concept Release No. IC-29776.

Response. The Registrant has reviewed the relevant disclosures and confirms that the disclosure regarding the Portfolio’s use of derivatives is consistent with staff guidance.

Comment 28. In response to information provided in “Use of Derivatives by Investment Companies under the Investment Company Act of 1940,” Concept Release No. IC-29776, please disclose the types of swaps that the Portfolio may invest in, and, if the Portfolio may engage in total return swaps, please disclose in the Prospectus and SAI that the Portfolio will segregate amounts necessary to cover those obligations.

Response. Disclosures regarding swaps have been removed from the Prospectus because the Portfolio will not invest in swaps as a principal investment strategy.

Comment 29. If the Portfolio will write credit default swaps, please revise the Prospectus to indicate as much and confirm that the Portfolio will segregate the full notional amount to cover those obligations.

Response. Disclosures regarding swaps have been removed from the Prospectus because the Portfolio will not invest in swaps of any kind as a principal investment strategy.

Comment 30. Under Rule 35(d)(1), the Portfolio may include derivatives in its calculations when determining that the Portfolio has invested at least 80% of its net assets (plus borrowings for investment purposes) in the components of the EXPROT Index. Please explain how the Portfolio will value derivatives for purposes of this 80% policy, taking note of the fact that notional value should not be the basis for such valuation.

Response. The Registrant confirms that notional value will not be the basis for valuing derivatives when determining that the Portfolio has invested at least 80% of its net assets (plus borrowings for investment purposes) in the components of the EXPROT Index. Options, the only derivatives in which the Portfolio will invest as a principal investment strategy, will be valued at market price.

Comment 31. A paragraph discussing Equity Risk is provided in the Principal Investment Risks section, but the Principal Investment Strategy section does not indicate that the Portfolio will invest in equities. Please reconcile the information provided in both sections on this point.

Response. The Equity Risk disclosure in the Principal Investment Risks section has been revised to indicate that the Portfolio is indirectly exposed to equity risk because the Portfolio invests in options on the S&P 500, but does not directly invest in equities as a principal investment strategy.

Comment 32. Please expand the Options Risk disclosure in the Principal Investment Risks section to describe consequences associated with investments in options, including the fact that when an option expires unexercised, its premium will be lost.

Response. The Options Risk disclosure in the Principal Investment Risks section has been revised to indicate that when the Portfolio purchases options, it risks the loss of the cash paid for the options if the options expire unexercised.

Comment 33. Please add the following risk disclosures to the Principal Investment Risks section: Counterparty Risk, Liquidity Risk, Index Risk, and Nondiversification Risk.

Response. The Principal Investment Risks disclosure has been revised to include liquidity risk and index risk. The Registrant believes that counterparty risk does not rise to the level of a principal risk because the Portfolio does not presently intend toinvest in over the counter options as a principal investment strategy. The Registrant notes that a heading in the Principal Investment Risks section already exists for non-diversification risk.

Comment 34. Please either add a Leverage Risk disclosure to the Principal Investment Risks section or add disclosures on leverage to the Statement of Additional Information.

Response. A Leverage Risk disclosure has been added to indicate that the use of leverage by the Portfolio, such as borrowing money to purchase securities or the use of options, will cause the Portfolio to incur additional expenses and magnify the Portfolio's gains or losses.

Prospectus – Primary Sub-Adviser/Sub-Adviser

Comment 35. In response to the requirements of Item 5(b), please indicate in the “Primary Sub-Adviser” and “Sub-Adviser” sections the length of time each Portfolio Manager has served as a Portfolio Manager of the Portfolio.

Response. The requested changes have been made in the “Primary Sub-Adviser” and “Sub-Adviser” sections.

Prospectus – Item 9 - Principal Investment Strategies

Comment 36. In the Item 9 disclosure of the Portfolio’s Principal Investment Strategies, the following disclosure is included: “Overall, the Portfolio seeks to provide investors an alternative investment vehicle to structured notes. The Portfolio does not invest in structured notes, but its investment objective is similar to strategies employing structured notes.” Please include this disclosure in the Item 4 Principal Investment Strategies as well.

Response. The Registrant has removed the quoted language from the Prospectus.

Comment 37. In the Item 9 disclosure of the Portfolio’s Principal Investment Strategies, the following disclosure is included: “Overall, the Portfolio seeks to provide investors an alternative investment vehicle to structured notes. The Portfolio does not invest in structured notes, but its investment objective is similar to strategies employing structured notes.” Please explain whether or not this approach raises the same liquidity concerns that structured notes raise.

Response. The Registrant notes that the disclosure has been removed from the Prospectus, as discussed in response to Comment 36 above.

Prospectus – Temporary Investments

Comment 38. In accordance with Instruction 6 to Item 9(b)(1) of Form N-1A, please revise the “Temporary Investments” disclosure to indicate that when the Portfolio is invested defensively, “the Portfolio may not achieve its investment objective.”

Response. The requested change has been made to the Temporary Investments disclosure.

Prospectus – Management

Comment 39. The first sentence of the Portfolio Manager Biographies subsection states the following: “Joseph Halpern founded Exceed Investments, LLC in 2013 to offer structured investments with a level of standardization and efficiency unavailable in the market today.” Please delete the following portion of the sentence: “with a level of standardization and efficiency unavailable in the market today.”

Response. The requested change has been made to the Portfolio Manager Biographies subsection.

Comment 40. In accordance with Item 10(2), please include a statement, adjacent to the existing disclosure, that the SAI provides additional information about the Portfolio Managers’ compensation, other accounts managed by the Portfolio Managers, and the Portfolio Managers’ ownership of securities in the Portfolio.

Response. The requested change has been made at the end of the Portfolio Manager Biographies subsection.

Prospectus – When Order is Processed

Comment 41. The terms “proper form” and “good order” are used interchangeably. Please refine this disclosure to include reference to only one of those two terms and clarify what is meant by the term.

Response. The requested changes have been made to the When Order is Processed section.

Statement of Additional Information - General

Comment 42. Please review the Principal and Non-Principal Strategies listed in the SAI and confirm they are appropriately categorized. Additionally, please review the Prospectus and Statement of Additional Information disclosures to eliminate duplication as duplication of information from the Prospectus to the Statement of Additional Information is not required unless necessary to make the Prospectus a standalone document.

Response. The Registrant believes all categorizations are correct. The Registrant notes that duplicative information is not prohibited and, therefore, the Statement of Additional Information has not been further revised.

Statement of Additional Information – Investment Restrictions

Comment 43. Please review Fundamental Investment Restriction 3 and revise as necessary to comply with Section 18(f)(1) of the Investment Company Act of 1940, including an explanation that the when the Portfolio’s borrowing exceeds the 300% threshold, the Portfolio will reduce borrowings below the 300% threshold within 3 days.

Response. The Registrant has reviewed Fundamental Investment Restriction 3 and believes it is in compliance with Section 18(f)(1) of the Investment Company Act of 1940. The Registrant notes that this restriction is consistent with the Trust’s standard policies as established with the initial series of the Trust.

Comment 44. If, as discussed in Fundamental Investment Restriction 3, the Portfolio may pledge, mortgage, hypothecate or otherwise encumber any of its assets to secure its borrowings, please state fully how and when the Portfolio will engage in those activities. Also, state the total amount of Portfolio assets that may be pledged to secure borrowing.

Response. The Registrant notes that Fundamental Investment Restriction 3 is consistent with the Trust’s standard policies as established with the initial series of the Trust. The Registrant has revised the disclosure in the Borrowing section to indicate that the Portfolio may pledge up to 100% of its assets as may be required by lenders.

Comment 45. Investment Restriction 8 prohibits the Portfolio from investing “in the securities of issuers in any one industry if thereafter more than 25 percent of the assets of the Portfolio in question would be invested in securities of issuers in that industry.” (Emphasis supplied.) Please consider the guidance contained in Section 8(b) and Section 13(a) and review and consider if it would be appropriate to revise the restriction to include “or group of industries.”

Response. The Registrant declines to make this change. The Registrant notes that this restriction is consistent with the Trust’s standard policies as established with the initial series of the Trust.

Comment 46. At the end of the Investment Restrictions section, please disclose the maximum extent to which the Portfolio may enter into repurchase agreements.

Response. The disclosure in the Temporary Investments section of the Prospectus indicates that the Portfolio may invest up to 100% of its assets in repurchase agreements. As a result, the Registrant believes that the existing disclosure is sufficient.

Comment 47. Please ensure that disclosures related to repurchase agreements are properly categorized as either a principal investment strategy or a non-principal investment strategy. If the use of repurchase agreements is a principal investment strategy, please revise the Prospectus disclosure accordingly.

Response. The Registrant notes that investment in repurchase agreements is not a principal investment strategy, and therefore is properly categorized.

Statement of Additional Information – Management

Comment 48. In the third paragraph under the Adviser heading in the Management section, the disclosure indicates that any waiver or reimbursement is “subject to later adjustment” to allow the Adviser to recoup amounts previously waived or reimbursed. Please revise this disclosure to clearly state the circumstances under which previously waived or reimbursed fees and expenses can be recouped under the Expense Limitation Agreement.

Response. The requested change has been made to the Management section.

Comment 49. In the third paragraph under the Sub-Advisers heading in the Management section, the disclosure indicates that the Adviser, not the Portfolio, pays the sub-advisory fees to the Primary Sub-Adviser, and the Primary Sub-Adviser, not the Portfolio, pays the sub-advisory fees to the Sub-Adviser. Please revise the disclosure to describe the terms of these arrangements, as well as the Board’s consideration of these arrangements.

Response. The disclosure under the Sub-Advisers heading in the Management section has been revised to explain that Exceed will provide the day-to-day management for the Portfolio, including managing the fixed income portion of the Portfolio before the Portfolio has achieved significant scale, and FPCM will provide the day-to-day management of the fixed income portfolio of the Portfolio once the Portfolio has achieved significant scale. The disclosure has also been revised to indicate that the Board’s deliberations regarding the sub-advisory agreements will be made available in the Portfolio’s next annual or semi-annual report. The Registrant notes that, under the terms of Release No. 28038, issued October 29, 2007, the Portfolio received an exemption from the various disclosure provisions that may require the Portfolio to disclose fees paid by JNF Advisors to the Sub-Advisers.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call John Domaschko at (513) 352-6559 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

Thompson Hine LLP